SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.  1  )*

(Name of Issuer): Omnivision Technologies Inc.

(Title of Class of Securities): Common Stock

(CUSIP Number): 682128103

(Date of event which requires filing of this Statement): December 31, 2007

Check the appropriate box to designate the Rule pursuant to which this schedule is filed:
/X/ Rule 13d-1(b)
/ / Rule l3d-1(c)
/ / Rule l3d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 682128103
(1) Names of Reporting Persons: Mac-Per-Wolf Company
    S.S. or I.R.S. Identification Nos. of Above Persons: 36-3099763

(2) Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)    (b)        N/A

(3) SEC Use Only

(4) Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:

(5) Sole Voting Power: 0
(6) Shared Voting Power: 0
(7) Sole Dispositive Power: 0
(8) Shared Dispositive Power: 0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person: 0

(10) Check if the Aggregate Amount in Row(9) Excludes Certain Shares (See Instructions):

(11) Percent of Class Represented by Amount in Row(9): 0%

(12) Type of Reporting Person (See Instructions): HC


SCHEDULE 13G
Item 1(a). Name of Issuer: Omnivision Technologies Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:
1341 Orleans Drive
Sunnyvale, CA 94089-1136

Item 2(a). Name of Person Filing:
Mac-Per-Wolf Company

Item 2(b). Address of Principal Business Office or, if none, Residence:
311 S. Wacker Dr., Suite 6000
Chicago, IL 60606

Item 2(c). Citizenship: Delaware

Item 2(d). Title of Class of Securities: Common Stock

Item 2(e). CUSIP No.: 682128103

Item 3. This statement is filed pursuant to Rule 13d-1 (b) and the person filing, Mac-Per-Wolf Company, is a parent holding company in accordance with 240.13d-1(b)(1)(ii)(G). See Item 7 for additional Information.

Item 4. Ownership:

The information in items 1 and 5 through 11 on the cover page(s) on Schedule 13G is hereby incorporated by reference.

Perkins, Wolf, McDonnell and Company, LLC furnishes investment advice to various investment companies registered under Section 8 of the Investment Company Act of 1940 and to individual and institutional clients (collect-ively refferd to herein as "Managed Portfolios").

The shared voting and dispositive holdings are held by Perkins, Wolf, McDonnell and Company, LLC and such holdings may also be aggregated within 13G filings submitted by Janus Capital Management, LLC, a minority owner of Perkins, Wolf, McDonnell and Company, LLC.

Item 5. Ownership of Five Percent or Less of a Class:
The Managed Portfolios, set forth in Item 4 above, have the right to receive all dividends from, and the proceeds from the sale of, the securities held in thier respective accounts.

This statement is being filed to report the fact that the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities.

Item 6. Ownership of More than Five Percent on Behalf of Another Person: N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
The reporting person, Mac-Per-Wolf Company, is filing on behalf of its two subsidiaries:

1) PWMCO, LLC is a wholly-owned subsidiary of Mac-Per-Wolf Company and is both a broker dealer registered under Section 15 of the Act and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

2) Perkins, Wolf, McDonnell and Company, LLC is a subsidiary of Mac-Per-Wolf Company, and is an investment adviser registered under section 203 of the Investment Advisers Act of 1940.

Item 8. Identification and Classification of Members of the Group: N/A

Item 9. Notice of Dissolution of Group: N/A

Item 10. Certification

By signing below, I certify that, to the best of my knowledge and belief, the Securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I the Undersigned certify that the information set forth in this statement is true, complete and correct.

By: /s/ Gregory E. Wolf					2/13/08
Name: Gregory E. Wolf					 Date
Title: Treasurer